March 24, 2011

VIA EDGAR

Ms. Alison White
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:	American Century Variable Portfolios, Inc. (File No. 33-14567, 811-05188) (the “Registrant”)

Dear Ms. White:

Please find below our responses to your comments that we discussed on the March 1, 2011 call regarding the Post-Effective Amendment, filed on February 7, 2011 to the Registrant’s registration statement.  For your convenience, we restated each of your comments prior to our responses.

1.	COMMENT: Remember to make an XBRL filing related to the registration statement.

RESPONSE: We will make the XBRL filing related to the registration statement not later than 15 business days after the effective date.

2.	COMMENT: Please provide fees and expenses information omitted from the Registrant’s Post-Effective Amendment filed on February 7, 2011.

RESPONSE: We have added the following information regarding fees and expenses:

Fees and Expenses
The following table describes the fees and expenses you may pay if you buy and hold shares of the fund. The table does not include the fees and expenses associated with your variable annuity or variable life insurance contract. Had they been included, fees and expenses presented below would have been higher.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141

Ms. Alison White
March 24, 2011

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class II
Management Fee	1.00%	0.90%
Distribution and Service (12b-1) Fees	None	0.25%
Other Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.00%	1.15%

Example
The example below is intended to help you compare the costs of investing in the fund with the costs of investing in other mutual funds. The example does not include fees and expenses associated with your variable annuity or variable life insurance contract. Had they been included, fees and expenses would have been higher. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods, that you earn a 5% return each year, and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class I	$102	$319
Class II	$117	$366

3.
COMMENT:  Please consider whether the statement “For current performance information, please visit americancentury.com.” under the heading “Annual Total Returns” is accurate since this is a new fund and returns are not yet available

RESPONSE:  We have deleted the statement “For current performance information, please visit americancentury.com.”

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may

Ms. Alison White
March 24, 2011

not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at christy_crossley@americancentury.com or 816-340-3224.

Sincerely,

/s/ Christine J. Crossley
Christine J. Crossley
Assistant Secretary